Southeastern Roastery
Notes to the Financial Statements
For the Year Ended December 31, 2017 & 2018

The financial statements are unaudited.

Note 1 – Nature of the Business

Southeastern Roastery, the coffee brand of Southeastern Roast and Brewery L.L.C., started in 2016 with roots in Isle of Wight, Virginia and Washington D.C. Beautifully southern, it is committed to promoting the cultural exchange, open dialogue, and collective creativity that coffee communion has historically and internationally nurtured. Southeastern Roastery unabashedly continues in this warm tradition by offering fresh, high quality, specialty coffees and sharing inspiring roasts in love.

Note 2 – Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue recognition
Revenue will be recognized when the delivery of promised services matches the amount of consideration expected in exchange for the services.

Income taxes
As a corporation, the Company's income tax expense has been estimated and has been included in the accompanying financial statements based on the Internal Revenue Code.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these

accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Recent accounting pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Southeastern Roastery

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk (5288)	61,081.30
Total Bank Accounts	**$61,081.30**
Other Current Assets	
Prepaid Insurance	223.33
Uncategorized Asset	0.00
Total Other Current Assets	**$223.33**
Total Current Assets	**$61,304.63**
Fixed Assets	
Equipment	7,500.00
Total Fixed Assets	**$7,500.00**
TOTAL ASSETS	**$68,804.63**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CORP Account - Business Advantage Cash Rewards (9162)	509.83
Total Credit Cards	**$509.83**
Total Current Liabilities	**$509.83**
Total Liabilities	**$509.83**
Equity	
Owner's Investment	81,868.25
Owner's Pay & Personal Expenses	980.00
Retained Earnings	
Net Income	-14,553.45
Total Equity	**$68,294.80**
TOTAL LIABILITIES AND EQUITY	**$68,804.63**

Southeastern Roastery

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk (5288)	4,378.96
Business Savings	29,495.83
Total Bank Accounts	**$33,874.79**
Other Current Assets	
Inventory	664.30
Prepaid Insurance	223.33
Uncategorized Asset	0.00
Total Other Current Assets	**$887.63**
Total Current Assets	**$34,762.42**
Fixed Assets	
Equipment	11,500.00
Total Fixed Assets	**$11,500.00**
TOTAL ASSETS	**$46,262.42**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CORP Account - Business Advantage Cash Rewards (9162)	4,750.13
Total Credit Cards	**$4,750.13**
Other Current Liabilities	
Accrued Taxes	250.00
Total Other Current Liabilities	**$250.00**
Total Current Liabilities	**$5,000.13**
Long-Term Liabilities	
Kiva Loan	9,777.64
Total Long-Term Liabilities	**$9,777.64**
Total Liabilities	**$14,777.77**
Equity	
Owner's Investment	109,368.25
Owner's Pay & Personal Expenses	-7,735.00
Retained Earnings	-14,553.45
Net Income	-55,595.15
Total Equity	**$31,484.65**
TOTAL LIABILITIES AND EQUITY	**$46,262.42**

Southeastern Roastery

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Sales	7,099.66
Total Income	**$7,099.66**
Cost of Goods Sold	
Cost of Goods Sold	7,806.79
Total Cost of Goods Sold	**$7,806.79**
GROSS PROFIT	**$ -707.13**
Expenses	
Advertising & Marketing	497.68
Bank Charges & Fees	273.00
Car & Truck	199.49
Contractors	1,445.00
Dues and Subscription	4,554.65
Insurance	446.67
Interest Paid	24.35
Legal & Professional Services	3,000.00
License and Permits	717.10
Meals & Entertainment	148.13
Office Supplies & Software	1,016.17
Postage & Delivery	15.50
Repairs & Maintenance	190.11
Storage Space	918.47
Taxes & Licenses	400.00
Total Expenses	**$13,846.32**
NET OPERATING INCOME	**$ -14,553.45**
NET INCOME	**$ -14,553.45**

Southeastern Roastery

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Sales	23,741.89
Total Income	**$23,741.89**
Cost of Goods Sold	
Cost of Goods Sold	27,870.57
Total Cost of Goods Sold	**$27,870.57**
GROSS PROFIT	**$ -4,128.68**
Expenses	
Advertising & Marketing	12,920.05
Bank Charges & Fees	178.23
Car & Truck	369.05
Contractors	1,782.10
Contributions	60.00
Finance Charge	558.25
Insurance	694.23
Legal & Professional Services	16,680.95
Meals & Entertainment	1,325.82
Office Supplies & Software	1,224.16
Other Business Expenses	1,582.13
Postage & Delivery	211.79
Professional Development	150.00
Rent & Lease	2,971.77
Rental Space	7,800.00
Repairs & Maintenance	289.53
Storage Space	1,073.00
Taxes & Licenses	1,456.49
Travel	72.55
Utilities	67.20
Total Expenses	**$51,467.30**
NET OPERATING INCOME	**$ -55,595.98**
Other Income	
Interest Income	0.83
Total Other Income	**$0.83**
NET OTHER INCOME	**$0.83**
NET INCOME	**$ -55,595.15**

Southeastern Roastery

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-14,553.45
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Insurance	-223.33
Uncategorized Asset	0.00
CORP Account - Business Advantage Cash Rewards (9162)	509.83
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**286.50**
Net cash provided by operating activities	**$ -14,266.95**
INVESTING ACTIVITIES	
Equipment	-7,500.00
Net cash provided by investing activities	**$ -7,500.00**
FINANCING ACTIVITIES	
Owner's Investment	81,868.25
Owner's Pay & Personal Expenses	980.00
Net cash provided by financing activities	**$82,848.25**
NET CASH INCREASE FOR PERIOD	**$61,081.30**
CASH AT END OF PERIOD	**$61,081.30**

Southeastern Roastery

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-55,595.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-664.30
CORP Account - Business Advantage Cash Rewards (9162)	4,240.30
Accrued Taxes	250.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,826.00**
Net cash provided by operating activities	**$ -51,769.15**
INVESTING ACTIVITIES	
Equipment	-4,000.00
Net cash provided by investing activities	**$ -4,000.00**
FINANCING ACTIVITIES	
Kiva Loan	9,777.64
Owner's Investment	27,500.00
Owner's Pay & Personal Expenses	-8,715.00
Net cash provided by financing activities	**$28,562.64**
NET CASH INCREASE FOR PERIOD	**$ -27,206.51**
Cash at beginning of period	61,081.30
CASH AT END OF PERIOD	**$33,874.79**

Southeastern Roastery
Changes in Equity
For the Period Ending December 31, 2017

Balance at the beginning of the year	$0
Capital contributed during the year	82,848
Profit for the year	(14,553)
Drawings	
Balance at the end of the year	68,295


Southeastern Roastery
Changes in Equity
For the Period Ending December 31, 2018


Balance at the beginning of the year	$68,295
Capital contributed during the year	27,500
Profit for the year	(55,595)
Drawings	(8,715)
Balance at the end of the year	31,485